UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 9, 2017

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K (EXCEPT FOR THE EXPECTED ISSUE RATINGS SPECIFIED IN THE PRICING TERM SHEETS IN SCHEDULE III OF EXHIBIT 1.2 TO THIS FORM 6-K) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-216377) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement—Standard Provisions, dated as of May 2, 2017.

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated May 2, 2017 for the 4.836% Fixed Rate Subordinated Notes due 2028.

4.1	—	Dated Subordinated Debt Securities Indenture, dated as of May 9, 2017, between Barclays PLC and The Bank of New York Mellon, as Trustee.

4.2	—	Barclays PLC Officer’s Certificate pursuant to Sections 1.02, 3.01 and 3.03 of the Dated Subordinated Debt Securities Indenture, dated as of May 9, 2017.

4.3	—	The form of Global Note for the 4.836% Fixed Rate Subordinated Notes due 2028 (incorporated by reference to the Exhibit A to Exhibit 4.2 above).

5.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the 4.836% Fixed Rate Subordinated Notes due 2028.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 4.836% Fixed Rate Subordinated Notes due 2028.

8.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation with respect to the 4.836% Fixed Rate Subordinated Notes due 2028.

8.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation with respect to the 4.836% Fixed Rate Subordinated Notes due 2028 (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: May 9, 2017	By:	/s/ Marie Smith
		Name:	Marie Smith
		Title:	Assistant Secretary